STATEMENT OF INVESTMENTS

Dreyfus New York Tax Exempt Intermediate Bond Fund

August 31, 2007 (Unaudited)

Long-Term Municipal Investments--95.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York--91.3%				
Buffalo				
(Insured; FGIC)	5.00	12/1/12	1,800,000	1,890,198
Buffalo				
(Insured; FGIC)	5.13	12/1/14	2,820,000	2,974,367
Buffalo Fiscal Stability				
Authority, Sales Tax and State				
Aid Secured Bonds (Insured;				
FGIC)	4.50	9/1/18	1,110,000	1,143,189
Cattaraugus County Industrial				
Development Agency, Civic				
Facility Revenue (Saint				
Bonaventure University Project)	5.00	9/15/09	745,000	748,062
Cattaraugus County Industrial				
Development Agency, Civic				
Facility Revenue (Saint				
Bonaventure University Project)	5.00	9/15/09	1,055,000	1,059,336
Cattaraugus County Industrial				
Development Agency, Civic				
Facility Revenue (Saint				
Bonaventure University Project)	5.00	9/15/10	1,110,000	1,113,541
Cattaraugus County Industrial				
Development Agency, Civic				
Facility Revenue (Saint				
Bonaventure University Project)	5.00	9/15/10	740,000	742,361
Cattaraugus County Industrial				
Development Agency, Civic				
Facility Revenue (Saint				
Bonaventure University Project)	5.00	9/15/11	1,160,000	1,162,726
Cattaraugus County Industrial				
Development Agency, Civic				
Facility Revenue (Saint				
Bonaventure University Project)	5.00	9/15/11	825,000	826,939
Cattaraugus County Industrial				
Development Agency, Civic				
Facility Revenue (Saint				
Bonaventure University Project)	5.00	9/15/12	1,225,000	1,226,507
Erie County,				
Public Improvement (Insured;				
MBIA)	5.25	4/1/18	2,000,000	2,144,580
Hempstead Town Industrial				
Development Agency, Civic				
Facility Revenue (Hofstra				
University Civic Facility)	5.25	7/1/18	1,730,000	1,794,010
Hempstead Town Industrial				

Development Agency, RRR (American Ref-Fuel Company of Hempstead Project)	5.00	6/1/10	6,000,000	6,070,020
Huntington Housing Authority, Senior Housing Facility Revenue (Gurwin Jewish Senior Residences Project)	5.50	5/1/09	780,000	780,733
Long Island Power Authority, Electric System General Revenue (Insured; AMBAC)	5.50	12/1/11	5,000,000	5,355,700
Long Island Power Authority, Electric System General Revenue (Insured; MBIA)	3.31	9/1/15	2,000,000 a	1,995,840
Metropolitan Transportation Authority, Transit Facilities Revenue (Insured; FSA)	5.13	1/1/12	1,830,000 b	1,940,587
Metropolitan Transportation Authority, Transit Facilities Revenue (Insured; FSA)	5.13	7/1/12	3,820,000 b	4,073,495
Nassau County, General Improvement (Insured; FSA)	5.75	3/1/10	4,955,000 b	5,209,340
Nassau County Health Care Corporation, Health System Revenue (Insured; FSA)	6.00	8/1/09	4,000,000 b	4,244,280
New York City	5.00	11/1/12	2,000,000	2,113,640
New York City	5.25	8/1/17	2,295,000	2,450,050
New York City	5.25	10/15/19	5,000,000	5,253,050
New York City	5.00	4/1/20	3,500,000	3,632,895
New York City	5.00	8/1/20	2,000,000	2,078,740
New York City	5.25	10/15/22	2,000,000	2,089,720
New York City (Insured; FSA)	5.25	10/15/19	1,450,000	1,545,468
New York City Health and Hospital Corporation, Health System Revenue	5.25	2/15/17	1,550,000	1,573,219
New York City Industrial Development Agency, Civic Facility Revenue (College of Aeronautics Project)	5.10	5/1/08	500,000	504,755
New York City Industrial Development Agency, Civic Facility Revenue (College of Aeronautics Project)	5.25	5/1/08	555,000 b	571,661
New York City Industrial Development Agency, Civic Facility Revenue (College of Aeronautics Project)	5.30	5/1/08	585,000 b	602,749
New York City Industrial Development Agency, Civic Facility Revenue (United Jewish Appeal Federation				

Project)	5.00	7/1/12	1,460,000	1,540,913
New York City Industrial Development Agency, Civic Facility Revenue (United Jewish Appeal Federation Project)	5.25	7/1/15	1,640,000	1,762,951
New York City Industrial Development Agency, PILOT Revenue (Queens Baseball Stadium Project) (Insured; AMBAC)	5.00	1/1/20	2,775,000	2,921,797
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	7.13	8/1/11	2,750,000	2,869,515
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	7.50	8/1/16	2,500,000	2,795,250
New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project)	5.00	1/1/10	2,780,000	2,847,415
New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project)	5.50	1/1/16	2,000,000	2,159,200
New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project)	5.50	1/1/18	2,830,000	3,020,600
New York City Transit Authority, Metropolitan Transportation Authority, Triborough Bridge and Tunnel Authority, COP (Insured; AMBAC)	5.63	1/1/13	2,675,000	2,811,050
New York City Transitional Finance Authority, Building Aid Revenue (Insured; FGIC)	5.00	7/15/22	3,000,000	3,142,740
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.25	5/15/09	3,000,000 b	3,109,230
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.75	2/15/10	2,115,000 b	2,239,002
New York Convention Center Development Corporation,				

Revenue (Hotel Unit Fee Secured) (Insured; AMBAC)	5.00	11/15/18	3,440,000	3,634,016
New York State Dormitory Authority, Court Facilities LR (The City of New York Issue)	5.75	5/15/14	3,715,000	4,042,700
New York State Dormitory Authority, Court Facilities LR (The County of Westchester Issue)	5.00	8/1/10	5,570,000	5,725,236
New York State Dormitory Authority, FHA-Insured Mortgage HR (The Long Island College Hospital)	6.00	8/15/15	2,735,000	2,971,468
New York State Dormitory Authority, Insured Revenue (Fashion Institute of Technology Student Housing Corporation) (Insured; FGIC)	5.25	7/1/16	3,755,000	4,041,131
New York State Dormitory Authority, Insured Revenue (Fashion Institute of Technology Student Housing Corporation) (Insured; FGIC)	5.25	7/1/20	4,490,000	4,904,741
New York State Dormitory Authority, Revenue (Carmel Richmond Nursing Home) (LOC; Allied Irish Bank PLC)	5.00	7/1/15	2,000,000	2,050,820
New York State Dormitory Authority, Revenue (Consolidated City University System) (Insured; FGIC)	5.75	7/1/16	2,000,000	2,107,280
New York State Dormitory Authority, Revenue (Lenox Hill Hospital Obligated Group)	5.75	7/1/15	1,000,000	1,034,160
New York State Dormitory Authority, Revenue (Manhattan College) (Insured; Radian)	5.50	7/1/12	1,450,000	1,521,021
New York State Dormitory Authority, Revenue (Manhattan College) (Insured; Radian)	5.50	7/1/13	2,605,000	2,760,519
New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement)	5.25	2/15/14	2,305,000 [b]	2,495,393
New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement)	5.25	2/15/14	415,000 [b]	449,279
New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement)	5.25	2/15/18	30,000	31,754

New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	5.00	7/1/11	695,000	697,405
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	5.00	7/1/13	1,000,000	1,001,990
New York State Dormitory Authority, Revenue (Municipal Health Facilities Improvement Program) (Insured; FSA)	5.50	1/15/13	1,350,000	1,428,610
New York State Dormitory Authority, Revenue (New York Methodist Hospital)	5.25	7/1/13	1,450,000	1,539,900
New York State Dormitory Authority, Revenue (New York Methodist Hospital)	5.25	7/1/14	1,855,000	1,980,342
New York State Dormitory Authority, Revenue (New York Methodist Hospital)	5.25	7/1/16	2,055,000	2,171,909
New York State Dormitory Authority, Revenue (New York Methodist Hospital)	5.25	7/1/19	1,395,000	1,455,459
New York State Dormitory Authority, Revenue (North Shore Long Island Jewish Group)	5.00	5/1/18	3,280,000	3,378,400
New York State Dormitory Authority, Revenue (NYSARC, Inc.) (Insured; FSA)	5.00	7/1/12	1,100,000	1,162,458
New York State Dormitory Authority, Revenue (Park Ridge Housing, Inc.) (Collateralized; FNMA)	6.13	8/1/15	2,875,000	3,040,888
New York State Dormitory Authority, Revenue (Rivington House Health Care Facility) (Collateralized; SONYMA)	5.25	11/1/12	1,000,000	1,064,880
New York State Dormitory Authority, Revenue (Rivington House Health Care Facility) (Collateralized; SONYMA)	5.25	11/1/14	5,430,000	5,793,701
New York State Dormitory Authority, Revenue (Saint Barnabas Hospital) (Insured; AMBAC)	5.25	8/1/15	2,135,000	2,259,236
New York State Dormitory Authority, Revenue (Schools Program)	5.25	7/1/11	1,435,000	1,487,291
New York State Dormitory Authority, Revenue (Schools Program) (Insured; MBIA)	5.25	7/1/10	1,670,000	1,730,705

New York State Dormitory Authority, Revenue (State University Educational Facility) (Insured; FGIC)	5.25	5/15/13	2,500,000	2,645,425
New York State Dormitory Authority, Revenue (Upstate Community Colleges)	5.25	7/1/18	2,000,000	2,117,420
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.38	3/15/13	5,000,000 [b]	5,406,800
New York State Dormitory Authority, State Personal Income Tax Revenue (Education) (Insured; FSA)	5.00	3/15/21	5,000,000	5,202,350
New York State Environmental Facilities Corporation, SWDR (Waste Management, Inc. Project)	4.45	7/1/09	2,000,000	1,982,380
New York State Housing Finance Agency, Housing Revenue (Capitol Green Apartments) (Collateralized; FNMA)	4.38	11/15/17	1,000,000	974,230
New York State Housing Finance Agency, MFHR (Highland Avenue Senior Apartments)	4.40	2/15/11	1,450,000	1,457,642
New York State Housing Finance Agency, MFHR (Park Drive Manor II Apartments) (LOC: NBT Bank and The Bank of New York)	4.13	8/15/11	1,660,000	1,659,070
New York State Housing Finance Agency, Revenue (Service Contract Obligation)	5.25	3/15/11	3,465,000	3,527,127
New York State Housing Finance Agency, State Personal Income Tax Revenue (Economic Development and Housing)	5.00	9/15/18	1,400,000	1,482,530
New York State Housing Finance Agency, State Personal Income Tax Revenue (Economic Development and Housing) (Insured; FGIC)	5.00	9/15/20	1,270,000	1,323,797
New York State Thruway Authority, Highway and Bridge Trust Fund Bonds (Insured; FGIC)	5.75	4/1/10	2,000,000 [b]	2,124,100
New York State Thruway Authority, Second General Highway and Bridge Trust Fund (Insured; AMBAC)	5.00	4/1/18	5,000,000 [c,d]	5,278,625
New York State Urban Development Corporation, Corporate Purpose Subordinated Lien Bonds	5.13	7/1/18	4,550,000	4,798,885
Niagara County Industrial				

Development Agency, Solid Waste Disposal Facility Revenue (American Ref-Fuel Company of Niagara, LP Facility)	5.63	11/15/14	1,350,000	1,371,398
Niagara Falls City School District, COP (High School Facility) (Insured; FSA)	5.00	6/15/19	3,250,000	3,392,448
Niagara Falls City School District, COP (High School Facility) (Insured; MBIA)	5.63	6/15/13	2,045,000	2,244,408
Port Authority of New York and New Jersey (Consolidated Bonds, 142nd Series)	5.00	7/15/18	5,000,000	5,254,450
Rensselaer County Industrial Development Agency, Civic Facility Revenue (Emma Willard School Project)	4.25	1/1/17	755,000	760,504
Rensselaer County Industrial Development Agency, Civic Facility Revenue (Emma Willard School Project)	4.30	1/1/18	845,000	847,248
Suffolk County Industrial Development Agency, Continuing Care Retirement Community Revenue (Jefferson's Ferry Project)	5.00	11/1/12	1,455,000	1,478,600
Suffolk County Industrial Development Agency, Continuing Care Retirement Community Revenue (Jefferson's Ferry Project)	5.00	11/1/13	1,000,000	1,013,060
Suffolk County Judicial Facilities Agency, Service Agreement Revenue (John P Cohalan Complex) (Insured; AMBAC)	5.00	4/15/16	2,720,000	2,814,330
Tobacco Settlement Financing Corporation of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured)	5.50	6/1/21	3,000,000	3,175,980
Triborough Bridge and Tunnel Authority, General Revenue	5.25	11/15/12	4,450,000	4,764,482
Triborough Bridge and Tunnel Authority, Special Obligation Revenue (Insured; MBIA)	5.13	1/1/14	3,000,000 [b]	3,227,850
Westchester County Industrial Development Agency, Resource Recovery Equity Bonds (Westchester Resco Company Project)	5.50	7/1/09	2,650,000	2,673,532
Westchester Tobacco Asset				

Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	4.50	6/1/21	2,465,000	2,325,974
Yonkers, GO (Insured; AMBAC)	5.25	6/1/09	2,110,000 [b]	2,187,796
U.S. Related--4.5%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	2,000,000 [b]	2,115,560
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	3,000,000 [b]	3,173,340
Guam Waterworks Authority, Water and Wastewater System Revenue	5.50	7/1/16	1,000,000	1,007,190
Virgin Islands Public Finance Authority, Refinery Facilities Senior Secured Revenue (HOVENSA Refinery)	4.70	7/1/22	1,500,000	1,379,130
Virgin Islands Water and Power Authority, Electric System Revenue (Insured; Radian)	5.13	7/1/11	4,230,000	4,295,015
Total Long-Term Municipal Investments (cost $253,171,649)				**257,576,789**

Short-Term Municipal Investments--3.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York;				
Nassau County Industrial Development Agency, Civic Facility Revenue, Refunding (Cold Spring Harbor Laboratory Project) (Liquidity Facility; JPMorgan Chase Bank)	3.96	9/1/07	500,000 [e]	500,000
New York City, GO (LOC; Bank of America)	3.90	9/1/07	1,300,000 [e]	1,300,000
New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Insured; FGIC)	3.85	9/1/07	1,000,000 [e]	1,000,000
New York City Transitional Finance Authority, Revenue (New York City Recovery) (Liquidity Facility; Landesbank Baden-Wurttemberg)	3.94	9/1/07	5,300,000 [e]	5,300,000
Niagara County Industrial Development Agency, Civic Facility Revenue (Niagara University Project) (Insured; Radian Group and Liquidity Facility; HSBC Bank USA)	6.00	9/7/07	2,000,000 [e]	2,000,000
Total Short-Term Municipal Investments (cost $10,100,000)				**10,100,000**

Total Investments (cost $263,271,649)		**99.6%**	**267,676,789**
Cash and Receivables (Net)		**.4%**	**1,112,937**
Net Assets		**100.0%**	**268,789,726**

a   Variable rate security--interest rate subject to periodic change.

b   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

c   Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2007, this security amounted to $5,278,625 or 2.0% of net assets.

d   Collateral for floating rate borrowings.

e   Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes

RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance